UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 18, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Akcea Therapeutics, Inc.

File No. 5-90051 - CF#37550

Akcea Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Schedule 13E-3 it filed on September 15, 2020.

Based on representations by Akcea Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(2)
Exhibit (c)(3)
Exhibit (c)(4)
Exhibit (c)(5)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Chief, Office of Mergers and Acquisitions